*AP 3/13


13030875

SEC Mail Processing Section
MAR 01 2013
Washington DC 401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GSN North America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue. 37th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex J. Englese (212) 659-6292
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cm

OATH OR AFFIRMATION

I, Alex J. Englese, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GSN North America, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

THOMAS S. FERRARA
Notary Public, State of New York
No. 31-4765905
Qualified in New York County
Commission Expires July 31, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EisnerAmper
ACCOUNTANTS & ADVISORS

GSN NORTH AMERICA, INC.

(formerly ESN North America, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

GSN NORTH AMERICA, INC.
(formerly ESN North America, Inc.)

Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
GSN North America, Inc. (formerly ESN North America, Inc.)

Report on the Financial Statement

We have audited the accompanying statement of financial condition of GSN North America, Inc. (formerly ESN North America, Inc.) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GSN North America, Inc. (formerly ESN North America, Inc.) as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.



New York, New York
February 28, 2013

GSN NORTH AMERICA, INC.
(formerly ESN North America, Inc.)

Statement of Financial Condition
December 31, 2012

ASSETS	
Cash and cash equivalents	$ 969,416
Due from clearing broker	218,969
Advisory fees receivable	43,500
Deferred tax asset	47,297
Intangible assets, net	231,821
Property and equipment (net of accumulated depreciation of $58,905)	1,407
Prepaid and other assets	87,099
	$ 1,599,509
LIABILITIES AND STOCKHOLDERS' EQUITY	
Accounts payable and accrued expenses	$ 106,662
Due to Parent	506,358
Total liabilities	613,020
Stockholders' equity:	
Common stock: $.01 par value; authorized 349 shares; 349 shares issued and outstanding	3
Additional paid-in capital	10,379,934
Deficit	(9,393,448)
Total stockholders' equity	986,489
	$ 1,599,509

See notes to statement of financial condition

GSN NORTH AMERICA, INC.
(formerly ESN North America, Inc.)

Notes to Statement of Financial Condition
December 31, 2012

NOTE A - ORGANIZATION

GSN North America, Inc. (formerly ESN North America, Inc.) (the "Company") is a majority owned subsidiary of CM-CIC Securities (the "Parent"), a French company. The Parent is, in turn, a wholly owned subsidiary of Crédit Industriel et Commercial ("CIC"), a French company.

The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is engaged as an agent in the purchase and sale of equity securities of domestic and foreign corporate issuers including equity products (e.g., listed options on stocks, listed equity options on indexes, basket indexes and convertible securities).

The Company earns advisory fees for investment and research related services.

The Company changed its name to GSN North America, Inc. effective December 3, 2012.

In June 2012, the Company, the Parent, Banca Akros S.p.A. ("Banca Akros") and Caja Madrid Bolsa, S.V., S.A. ("Caja Madrid") entered into an amendment to the Stockholders' Agreement for the authorization, issue and sale of sixty seven shares of common stock to the Parent. At December 31, 2012, the Company's stockholders were the Parent (60%), Banca Akros (32%), and Caja Madrid (8%).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The Company's statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").The preparation of this financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Commissions:

Commissions on customers' securities transactions are recorded on a trade-date basis. Clearing costs, commissions to foreign brokers, and securities taxes charged for certain transactions are recorded on a trade-date basis.

[3] Advisory fees:

Advisory fees on investment and research services are recognized as earned.

[4] Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

[5] Income taxes:

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statement for the changes in deferred tax liabilities or assets between years.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Income taxes: (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future.

[6] Depreciation:

All property and equipment is being depreciated on a straight-line basis over their estimated useful lives, generally three years.

[7] Cash and cash equivalents:

Cash and cash equivalents consist of cash and a money market mutual fund. The Company considers all highly-liquid instruments with original maturities of three months or less at the date of purchase and money market mutual funds to be cash equivalents. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts.

[8] Due from clearing broker:

Due from clearing broker includes a $100,000 required deposit.

[9] Intangible assets:

The Company applies the provisions of FASB ASC 350, "Intangibles - Goodwill and Other," which requires that intangible assets with a definite life be amortized over their useful lives.

NOTE C - TRANSACTIONS WITH AFFILIATES

The Parent has guaranteed to fund the ongoing operations of the Company through January 8, 2014.

The Company derives a portion of its revenue from acting as an agent for its stockholders in the purchase and sale of equity securities of domestic and foreign corporate issuers and related product sales.

The Company is a party to an administrative services agreement with an affiliate. The affiliate provides the Company with certain services and allocates the expenses in the area of benefits administration; leasehold space, furniture and equipment; operational services; computers and related systems support; data and communication lines and equipment.

NOTE D - INCOME TAXES

The Company is subject to federal, state and local taxes. The Company complies with the provisions of ASC 740. ASC 740 requires the liability method of accounting for income taxes.

At December 31, 2012, the Company had gross deferred tax assets of $3,303,943. The gross deferred tax asset primarily reflect the tax effect of net operating loss carryforwards. The net deferred tax assets include an increase in the valuation allowance of $764,184 for the year ended December 31, 2012. At December 31, 2012, the accumulated valuation allowance is $3,256,646.

As of December 31, 2012, the Company has net operating loss carryforwards for federal and New York state income tax purposes of approximately $6,780,000 and $6,760,000, respectively. The net operating loss carryforwards will expire through 2032.

These net operating losses are limited by the IRC Section 382 loss limitation incurred as a result of an ownership change that took place during 2006 and 2007. Annual losses are limited to approximately $141,000 annually through 2032.

There are no income tax returns under audit. The Company is no longer subject to federal, state or local income taxes examinations for the years before December 31, 2009.

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

The Company clears all of its securities transactions through a U.S. clearing broker on a fully disclosed basis and, the Company does not carry securities accounts for its customers or perform custodial functions relating to the securities.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2012, the Company has recorded no liability with regard to this right. The Company paid the clearing broker no amounts related to these guarantees during the year.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred.

NOTE F - INTANGIBLE ASSETS

On August 31, 2007, the Company entered into a transaction to acquire 100% of the outstanding shares of Akros Securities, Inc. Akros Securities, Inc. was a broker-dealer involved in U.S. equity sales to European clients. Akros Securities, Inc. was merged and thus completely liquidated with this transaction. With the acquisition, the Company plans on servicing the ESN Network in U.S. equities, along with cross-selling products with its existing client base.

NOTE F - INTANGIBLE ASSETS (CONTINUED)

The transaction was accounted for as a purchase, with purchased assets and liabilities recorded at fair value at the purchase date. Customer relationships purchased were ascribed the full purchase price of $973,692. This intangible is being amortized over seven years, with amortization ending in August 2014. As of December 31, 2012, the carrying value of the intangible asset is $231,821. The Company assesses the intangible asset annually for impairment. The remaining amounts to be amortized at December 31, 2012 are as follows; $139,104 in 2013 and $92,717 in 2014.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the Securities and Exchange Commission ("SEC") which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2012, the Company had net capital of $571,503, which was $321,503 in excess of the amount required of $250,000.

NOTE H - OFF-BALANCE-SHEET RISK AND CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company is subject to credit risk should the clearing broker be unable to repay the amount due from the clearing broker on the statement of financial condition.

NOTE I - PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company's U.S. affiliate maintains a 401(k) profit-sharing plan (the "Plan") covering substantially all of the employees of the Company. The Company contributes to the Plan 50% of up to the first 6% of the employees' contributions. Plan expense for the year ended December 31, 2012 was $16,833 and is included within employee compensation and benefits on the statement of operations. Pursuant to the administrative services agreement with CIC, $276,568 is included in due to Parent on the statement of financial condition for these benefits.